                                                                      Exhibit 20

                             PDG ENVIRONMENTAL, INC.
                              MODERATOR: JOHN REGAN
                                DECEMBER 20, 2005
                                 11:00 A.M. EST

OPERATOR: Good morning, ladies and gentlemen. My name is Elsa (ph), and I will be your conference facilitator today.

At this time, I would like to welcome everyone to the PDG Environmental, Inc. third quarter nine-months (ph) conference call.

All lines have been placed on mute to prevent any background noise.

After the speakers' (ph) remarks, there will be a question-and-answer period. If you would like to ask a question during this time, please press star, then the number one, on your telephone keypad. If you would like to withdraw your question, press the pound key.

It is now my pleasure to introduce Mr. Michael Porter, from Porter, LeVay &
Rose.

Sir, you may begin your conference.

MICHAEL PORTER, PRESIDENT, PORTER, LEVAY & ROSE: Thank you, operator.

Good morning, ladies and gentlemen. And welcome to the PDG Environmental conference call.

I have to read a Safe Harbor first, and then we'll get over to the formal part of our meeting.

The statements (ph) contained in our press release which are not historical facts may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base and growth of services area, among other items. Actual results may differ materially from those anticipated in any forward-looking statements with regard to magnitude, timing or other factors. Deviation may result from risks and uncertainties including, without limitation, the company's dependence on third-party market conditions for the sale of services, availability of capital, operational risks or contracts, and the risk uncertainties.

The company disclaims any obligation to update information contained in any forward-looking statements.

I also must advise you that on advice of counsel the company will not give any forward-looking statements into fiscal 2006.

I'd now like to turn the meeting over to John Regan.

John, the floor is yours.


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JOHN REGAN, CHAIRMAN & CEO, PDG ENVIRONMENTAL, INC.: Thank you, Michael. And
good morning, everyone. With me this morning is Todd Fortier, PDG Environmental Chief Financial Officer, who will be discussing our third quarter results in a moment.

Since this is our first conference call, please let me apologize in advance for any rookie mistakes. And of course, if anybody wants an attorney, they're perfectly entitled to get one.

Before we get into the numbers, it may be helpful to provide a brief historical background on PDG Environmental and discuss more recent events which we believe will play a significant role in the future successes of PDG Environmental.

Our company was founded in 1984; we're about to celebrate our twenty-second anniversary. We have been a reporting public company since 1990, which was the result of a reverse merger into a bankrupt public shell known as "Asbestec." Up until about four years ago, our primary business was asbestos and lead abatement and related services, including interior demolition and insulation. As reported by "Engineering News Record," we are the second largest asbestos abatement company in the country, and we service our clients through a nationwide network of 16 branch offices.

As most people recognize, the asbestos abatement business is eventually going away; it is a finite industry. But we believe the market has been relatively flat for the past five to eight years, and we expect it to remain that way for the next five to 10 years. However, in an effort to assure our long-term growth and success, about four years ago, we began our diversification efforts into the mold abatement, reconstruction and restoration industries. This industry provides response to property losses from events, which include fires, floods, hurricanes, earthquakes, and things of that nature. The services that that industry provide include emergency response, loss mitigation, select demolition, structural drying (ph), and eventually reconstruction.

For our last fiscal year, which ended January 31, 2005, approximately 75 percent of our revenues were derived from asbestos and related service, and approximately 25 percent from the mold-emergency response-reconstruction efforts. At the end of this year, we expect that mix to be 65 percent asbestos and 35 percent on the reconstruction and restoration.

Over the past six months, PDG Environmental has completed a number of transactions which while (ph) a (ph) significant effect on our growth and success going forward. In early July, we completed a pipe transaction that raised approximately $6.5 million net of expenses. The details of that transaction were listed in an 8-K which we filed on July 7, 2005. And Todd will discuss the impact on our capital structure as a result of that pipe in just a moment.

With the funds we raised in the pipe, we completed the acquisition of Flagship Reconstruction Services of Dallas. Flagship is a 17-year-old company performing reconstruction services after natural disasters. We are very excited about the Flagship acquisition and the opportunities and synergies that we will see with the combined operations.


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Prior to the acquisition, PDG Environmental had limited reconstruction capabilities and a (ph) limited client base for that type of service. Similarly, Flagship had a very limited experience or (ph) capability with emergency response, loss mitigation or drying (ph). Now we can perform the entire project turnkey from the initial response through the reconstruction. The client bases of our two companies were totally different. So there's a lot of cross-marketing opportunities. With PDG Environmental national network of offices, we can offer Flagship national customers water coverage and the ability to respond to a wider range of projects. And lastly, by putting Flagship reconstruction (ph) efforts into our branches, we can very easily scale that operation into much larger revenues.

Detailed financial information on Flagship and pro forma consolidated results are contained in the 8-K filed on August 31st and November the 8th.

For additional activities during (ph) last six months - in September, we opened offices in Bakersfield, California and Las Vegas, Nevada, to take advantage of what we believe are good markets for our services in those locations. And in November, we completed the acquisition of Lange America, which is a tuck-in acquisition for our Southern California offices and will provide backlog, management and operational skills.

Lastly - and of course, we didn't have anything to do with starting the hurricanes - but we had (ph) Katrina, Rita and Wilma, which devastated the Gulf States, parts of Texas and parts of South Florida. During the quarter, incremental revenues from hurricane-related activities was in the range of $5.5 million to $6 million range. And we expect incremental revenues in the fourth quarter to be similar to that, if not greater. However, activities to date have been primarily in the emergency response, loss mitigation and drying (ph). There's been very little reconstruction-related revenue in our - in our earnings and revenues (ph) so far. And those efforts are just beginning, and we expect them to be increasing very steadily and rapidly going into next year.

That's a little bit of our history. And recent events have taken us to where we are today.

And with that, I'll turn it over to Todd Fortier, who will go through our third quarter results and existing capital structure in more detail.

TODD FORTIER, CHIEF FINANCIAL OFFICER, PDG ENVIRONMENTAL: Thanks, John.

For the three months ended October of 2005, our revenues were 26.2 million. That was a 39 percent increase over the 18.9 million from the third quarter of the prior fiscal year. Income before income taxes and the $242,000 non-cash charge for preferred dividends and accretion of (ph) discount was $1,578,000 (ph). That's a 44 percent increase from the comparable $1,094,000 (ph) for the third quarter of the prior fiscal year.

Net income remained unchanged, at $1,005,000, or five cents fully diluted; compared with $1,006,000, or nine cents fully diluted for the prior fiscal quarter. The earnings-per-share decrease was due to three items: We were a federal tax payer in the current year, the above-mentioned preferred charges related to the private placement, and an increase in the shares outstanding.

EBITDA increased by 47 percent, or 643,000 for the current quarter, to just over two million; from 1,364,000. And that's reflecting our increased financial strength. Details and a reconciliation of the EBITDA can be viewed at our Web site, at www.pdge.com.


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Now for the nine months ended October 31, 2005, our revenues increased to
56-and-a-half-million. That was a 26 percent increase over the 44.9 million in the prior nine months. Income before income taxes, and the $322,000 non-cash charge for the preferred dividends and the accretion of (ph) discount was $2,836,000 (ph), up 75 percent from a comparable $1,620,000 for the nine months last year. Net income increased to a $1,705,000 (ph), or 10 cents fully diluted; compared with a $1,490,000 (ph), or 13 cents fully diluted for the prior-year nine months.

Here again, the earnings-per-share decrease was due to the fact that we have exhausted our net operating loss carry-forward, and therefore are (ph) federally taxable this year, the above-mentioned preferred charge and an increase in shares outstanding. EBITDA increased 56 percent for the nine months, to a million four - by a $1,400,000 to 3.8 million. That compares with 2.4 million for the prior nine months, here again reflecting our increased financial strength.

The third quarter of the current year and the year-to-date numbers included a $1.2 million downward revision of margin on a large project in New York City and $150,000 provision for an unfair-labor practices claim. We've been disputing this claim for three years and wanted (ph) to put the issue behind us.

Let me step into another area and talk about our capital structure. We've had a lot of activity in that area lately. We currently have 15,816,000 shares of common stock currently outstanding. In early December, our last preferred shareholder exercised their over-allotment option. And the over-allotment option allowed each preferred shareholder to purchase up to another 25 percent of their initial purchase at the same price. We currently have 6,735 preferred shares outstanding, and that's after the conversion of 140,000 shares early this month.

There also appears to be some confusion about our earnings-per-share calculation, especially related to the dilutive. And for the third quarter this year, we had 23.9 million diluted shares. Diluted shares in (ph) accounting legisure (ph) requires the assumption of the lowest possible earnings-per-share number from all the available alternatives. For the third quarter, this answer resulted in the assumption of the conversion of all the preferred into common. At the same point in time, the point must be made that you have to add back the accretion of the preferred dividend and the discount, which in the third quarter was $242,000. So therefore, you make that add-back. Because you're assuming that the shares have been converted and no longer outstanding.

The stock options and (ph) warrants are determined utilizing the treasury stock method. And that's a procedure where the proceeds of all "in the money" options and warrants are assumed to be exercised and received by the company. Proceeds are then utilized to buy back the shares using the average price for the period. And the difference between the exercised shares and the repurchased shares are then assumed to be outstanding for the calculation. You can see more detail about that in our footnotes to the quarterly report.

At the end of the - currently, we have 6.9 million warrants outstanding to purchase our stock at exercise prices from a dollar to $1.60. None of these warrants are callable. We also have 2.3 million of vested stock options. They have exercise prices ranging from $0.19 to $2.33.

Our effective tax rate in the third quarter - and therefore in the year-to-date numbers - was low. For the quarter it was 25 percent, and for the year to date, it was 32%. And both were positively impacted by a $330,000 federal benefit. We have amended our returns starting with the January 2002 period up through January of 2005 for an R&D tax credit. That's a credit, not a deduction. We had a lengthy study performed and (ph) quantified (ph). And the returns are being amended at this point. So this was a very favorable cash generation from the taxes.


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Also, we get questions on what are the number of shares that'll be outstanding for the dilutive calculation for the fourth quarter and for fiscal 2006. That's not easily predictable, because it's impacted by a number of factors, including our share price for the period, our level of earnings, the magnitude of warrants and options that are exercised, and conversion to preferred stock.

So, with that, I'm going to turn it back to Michael and John.

JOHN REGAN: Thanks, Todd.

I think we can open up for questions, Michael.

MICHAEL PORTER: OK. Operator?

OPERATOR: Yes, sir?

MICHAEL PORTER: Can we do - roll call for questions?

OPERATOR: Certainly. The floor is now open for questions.

If you do have a question, please press star, one on your telephone keypad at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key.

Once again, that is star, one for any questions at this time.

Our first question is coming from James Cappello, with Kern Capital.

JAMES CAPPELLO, KERN CAPITAL:  Hey, morning, guys.

MICHAEL PORTER (?): Morning.

JAMES CAPPELLO: Wondering if you can talk more about the New York project. There was a $1.2 million adjustment. And where did that fall? And why did that happen?

JOHN REGAN: Well, you know, with the - with the percentage completion accounting
(ph) on projects, you continuously estimate what your cost to completion is going to be, and you compare it to your cost to date. And that drives your revenue and margins. That particular project has been going on for four years. It was in multi phases. And the estimate that we made for the cost to completion back in the beginning was holding very good based on our completion and the progress that we are making to date, and the costs incurred.

However, in the last quarter, beginning sometime in July, actually, we got into the last phase of the project, which - we actually will be finished with the project in January. But we got into the last phase of the project, and it took considerably longer than what we had anticipated due to unforeseen conditions. And as a result of that, we had to re-estimate the cost at completion, which made us reverse about a million two in - a million two in margin, and also a significant amount in revenue that had already been booked. That's just on a basis of what the cost of completion will be.


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The project is still nicely profitable. But what we needed to do is just make the adjustment in the quarter for the last phase, which took us considerably longer than what we had anticipated because of unexpected conditions.

JAMES CAPPELLO: OK. Did you have to de-book revenue anywhere?

JOHN REGAN: Actually, yes, the revenue came down also.

JAMES CAPPELLO: So, how do I compare - because if I take the - if I take 22 million as your COGS, and if I take a million two out of that, I get a gross margin of 21.8 percent, which is wrong, because there's revenue that I should be adding back in there as well?

JOHN REGAN: Yes, and I don't have that number for the revenue in front of me. But it probably was about that same level, maybe a little bit higher.

JAMES CAPPELLO: One point two million?

JOHN REGAN: Yes, it was probably - little bit higher than that. I can get that number. I mean (ph), it's a simple calculation; I just don't have it in front of me.

JAMES CAPPELLO: OK, great.

And you mentioned another charge of 50,000 - what was that from?

JOHN REGAN: Actually, it was 150,000...

JAMES CAPPELLO: Oh, sorry.

JOHN REGAN: We had an unfair-labor practice filed against us by the (ph) Seattle Labor Union about three years ago, which we didn't believe was valid. We still don't believe it's valid, but we've also spent about $250,000 in fighting it. And we just decided that we're tired of fighting it, and it's going to continue unless we settle it. So we took a reserve for that settlement of 150,000 in the quarter.

JAMES CAPPELLO: OK. Thanks a lot.

JOHN REGAN: Sure.

OPERATOR: Thank you.

Our next question is coming from William Bremer, with Rodman & Renshaw.

WILLIAM BREMER, RODMAN & RENSHAW: Hi, John. How are you?

JOHN REGAN: Good, Bill, how you doing?

WILLIAM BREMER: Doing well.


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Can you go into more of the margin base business that you guys are growing into, such as mold and some of the heating of the homes, as well as some institutions that I know you can't specifically name - the type of work that you're (ph) doing (ph) there? But you (ph) give us an idea of where you're targeting the margins for these new types of scenarios are?

JOHN REGAN: Bill, when we - when - we manage our business by gross margin, which is, you know, contract revenue less direct contract costs, which does not include any overhead. And, you know, our margins on the asbestos abatement business historically - and they've been relatively consistent for the last 10 years, actually - they generally have been in the 26 to 28 percent gross margin range.

WILLIAM BREMER: Right.

JOHN REGAN: Mold remediation, restoration, emergency response is, you know, higher than that: in the 35 to 40 percent range. And we target for the reconstruction efforts, which, you know - we don't have any right - I mean, we obviously have had reconstruction revenues in the third quarter; not relating to hurricanes, obviously. We target 28 to 30 percent for those.

WILLIAM BREMER: What about the other action that's happening, in terms of the heating of the homes and businesses?

JOHN REGAN: Well, we are a licensee of a process called "ThermaPureHeat"...

WILLIAM BREMER: Right.

JOHN REGAN: ... which is a - which is a method to remediate (ph) mold. It certainly is a - is a very viable technique that we can actually go in and kill mold in living spaces without using chemicals. It basically is a pasteurization of the space, which - you just heat it to very high temperatures for a period of time, depending on the type of mold that's present, and it kills it. You know, it is a very viable technology that we are licensing. We have been using it. And, you know, as it gains more widespread acceptance in the technical community, I think that is going to be an excellent, excellent technology for us.

WILLIAM BREMER: That was where I was going with this. Excellent.

Thank you, John.

OPERATOR: Thank you.

Once again, if you do have a question, please press star, one on your telephone keypad.

Our next question is coming from J. Hingorani, with Thompson Davis & Company.

J. HINGORANI, THOMPSON DAVIS & COMPANY: How you doing, John?

JOHN REGAN: Hi, J. (ph).

J. HINGORANI: Can you just reiterate - you talked about level of hurricane-related business last year. Kind of - can you give us a breakout in '05 of the same sort of segment reporting, if you will?


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JOHN REGAN: When you say...

J. HINGORANI: Mold, asbestos - it seems like you're characterizing the business in kind of two segments, if you will.

JOHN REGAN: Yes, basically. And we had - you know, last year we did - last year being last fiscal year - we did about $60 million total. And about 45 million of that was asbestos and related services, and 15 million was molds, emergency response, restoration - little bit of reconstruction; not very much.

And, you know, the incremental revenues from the hurricane last year were in the $8 million to $10 million range. I mean, the incremental - the revenues were higher than that, but, you know, they basically shut down our two offices in Fort Lauderdale and Tampa. So, you know, we were losing normal business there but doing, you know, hurricane business. So incrementally, it wasn't as great as the total revenues out of the hurricane.

A little bit of that happened this year, but not as great. As I said, we've done between five and a half million and $6 million of incremental revenue in the third quarter, and we expect at least that much in the fourth quarter. And that does not include any reconstruction revenues which, you know - those projects are just beginning to start now.

J. HINGORANI: So for fiscal '06, you could say that you could probably see hurricane-related revenues somewhere in the $11 million to $13 million range?

JOHN REGAN: That's correct.

J. HINGORANI: OK. And how would you characterize the asbestos and the - the asbestos side of the business for this year?

JOHN REGAN: Well, as I said, we're expecting, you know, the mix to be 65-35. And, you know, we're at 56 million through the third quarter. You can do the math. You know, without making - without making guidances, you can do the math on, you know, what we expect for the - for the fourth quarter, which, you know, I think will be similar to the third quarter.

J. HINGORANI: OK.

JOHN REGAN: So - you can do the math on that (ph).

J. HINGORANI: Got it.

And then, just from the - with the reconstruction - especially with the acquisition of Flagship - what is - what kind of timeframes are you looking at? What's expected here, terms of reconstruction projects? Can you (ph) give us a little color on what - you know, what you're seeing out there, what you're bidding on?


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JOHN REGAN: Well, you know, the reconstruction efforts typically take longer.
And in this case, because of, you know, the situation in New Orleans, particularly, it's taking even longer, because people are still deciding what they're going to do. You know (ph), people haven't moved back. Demand for the spaces isn't as great. But, you know, basically, Flagship's niche is in multi-family structures; apartment buildings, primarily. And we are looking at a number of significant apartment complexes that will need rebuilding. When those start, you know, it's up to the - obviously it's up to the owners and the insurance companies. But, you know, we expect those to start relatively soon. Won't put a date on it.

J. HINGORANI: OK.

JOHN REGAN: And, you know, it's that kind of work.

And in terms of how long that will continue, you know, we are still getting reconstruction - Flagship is still getting reconstruction projects from last year's hurricanes: the four hurricanes that hit in 2004. So, you know (ph), the lead time on some of this stuff is probably a year plus. And, you know, we're probably looking out (ph) one to three years for total completion.

J. HINGORANI: OK.

And then, just to go back, because I couldn't follow that - the first question had something to do with the New York project?

JOHN REGAN: Yes.

J. HINGORANI: And you gave some numbers on that. Can you just go back and reiterate that, please?

JOHN REGAN: Well, we had to - I mean, we had to do a margin adjustment in the third quarter because we - you know, as we got into the last phase of the project, we ran into unexpected conditions; took a lot longer than what we expected, with higher costs. So therefore, the cost to completion went up. So we actually had to reverse margin that was booked in prior periods, just because of the way - the way you do percentage completion accounting. And that resulted in a reversal of margin of about $1.2 million in the quarter.

J. HINGORANI: OK.

JOHN REGAN: And there was an attendant reduction in revenue, because when the cost to complete goes up, and you have X number of dollars of costs incurred - and that percentage completion goes down, so you have a reduction in both revenue and also in margin. And that's what happened in the quarter.

J. HINGORANI: OK.

JOHN REGAN: The project is about done. So those things, you know - now we know, with a pretty high degree of confidence, what the final costs (ph) would (ph) be. So we don't anticipate any similar - any similar charges in the fourth quarter.

J. HINGORANI: But the nature of the problem - is that something that you can guard against, or (ph) you can mitigate in the future? Or is it (ph) something that happens, and you just have to deal with it as it comes along?


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JOHN REGAN: You know, the asbestos business is unfortunately that nature. We certainly do everything we can to guard against it, but there are hidden situations and conditions that you run into during the course of a project. And, you know, there's pluses and minuses on just about any project you have. The problem with this one - it was - it was a very large project. And so therefore, the amount of the adjustment was quite large. And it was the last phase of the project.

And, you know, I'll tell you what it was: We were taking off asbestos roofs. There was more than one level of roof that we didn't know about. The adherence of the second level was such that we were using jack hammers and - you know, just not a typical situation, which - you know, that occurs in our business; there's no - won't sugar-coat it. Every now and then, that occurs.

J. HINGORANI: OK. But it is something that, you know, can have (ph) on (ph) one off (ph), but it's certainly not something that, once it happens, it's a problem that could create, you know, further problems down the road for the project or anything?

JOHN REGAN: No, we're - as I said, we're about finished.

J. HINGORANI: OK.

Great, that's all I had. Thank you.

OPERATOR: Thank you.

Our next question is coming from Ben Lichtenberg, with Noble.

BEN LICHTENBERG, NOBLE: Hey, John.

JOHN REGAN: Ben.

BEN LICHTENBERG: A question. The - couple questions ago referred to the relationship with the technology company whereby you heat and kill the mold. How
- is that an exclusive? Are you one of a thousand? Is there a certain territory you have? How long is the agreement?

JOHN REGAN: Which one do you want me to answer first?

(LAUGHTER)

BEN LICHTENBERG: All five simultaneously.

JOHN REGAN: OK.

We do not have an exclusive. We have territorial rights in Florida and California. Because we chose them because they're kind of mold hotbeds. And we were offering exclusive licenses, but I didn't want that, because it is a process that is still not widely accepted. And I don't think that if we were the only ones providing that services that it's going to get very widely accepted. So, you know, there's enough mold remediation to go around that you can use heat on that - well, there's more than we could ever handle as one company. So, you know, having a competitor in the same geographic area is not a problem. And I think that the more people that are using the process, the more wider acceptance it will get in the technology community.


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

So, do we have an exclusive? No, we don't, but we do have two large territories. And there aren't very many licensees at this point; I think there's probably about 20.

BEN LICHTENBERG: OK. And how long is the contract?

JOHN REGAN: Five years.

BEN LICHTENBERG: OK, good.

Thank you.

JOHN REGAN: OK.

OPERATOR: Thank you.

Our next question is coming from Dale Miller, with UBS.

DALE MILLER, UBS: Hi, John.

JOHN REGAN: Hi, Dale.

DALE MILLER: We've obviously seen some companies - I won't call them competitors, necessarily, but related companies - making some pretty interesting acquisitions, just to kind of show (ph) larger revenues. And you've obviously been fairly active in that regard, too. Can you kind of comment on, you know, looking at an acquisition, what criteria you'd use going forward, and what kind of cross-pollination or, you know, other aspects of that you'd look at - maybe address Flagship, especially?

JOHN REGAN: Well, you know (ph), first our acquisition strategy - I mean, we'll
- you know, if we - if we seen an opportunistic acquisition - which is (ph) kind of what Lange was - mean, it's in our same location; they do basically the same thing we do. But they had some backlog, they had some customers that we didn't. And they've got good management. So, you know, it was an opportunity that was there that, you know, we were able to buy it relatively cheaply.

But strategically, obviously we're looking for acquisitions in the restoration-reconstruction business. And, you know, we would like to find them in the same locations that we're already in - that (ph) we're not doing those activities in those locations - and kind of make use of consolidating infrastructure and saving some costs. So, you know (ph), strategically that's kind of what we're looking for. And how do we do them? You know, you use all the normal parameters of, you know, some multiple of EBITDA, you know, with some kickers on how much backlog they have, and things like that.

So, you know, the Flagship acquisition, I think, was extremely good for us, although people have said that, you know, it was - the pipe was at too cheap a price. The fact of the matter is I think what we got for raising money for the pipe will more than pay off in the fact that the pipe may have been too cheap. But Flagship was about three and a half times EBITDA. And that was three and a half times trailing. And I think that it's going to be much better in the future.


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DALE MILLER: So would you think your revenue mix is going to change substantially as a result of Flagship and/or other acquisitions, in terms of where it comes from, remediation...

JOHN REGAN: Yes. I - you know, I mean, our target, obviously, is to grow the reconstruction-restoration side of the business. And as I said, you know, we went from 75-25 last year to 65-35. And hopefully next year, it's going to be closer to 50-50.

DALE MILLER: OK, thanks.

OPERATOR: Thank you.

There appears to be no further questions at this time. I'll turn the floor back over to you for any further or final remarks.

JOHN REGAN: OK.

Thank you. Thank you (ph), everybody, for listening in.

I think we have a very exciting story to tell. I think we've been executing. And we look forward to doing that in the future.

We have determined that - because this was more than 48 hours after our earnings announcement - that there will be a transcript of the conference call, which will be filed as an 8-K within three or four days. So if you want to see the exact discussions, you can look at the 8-K.

Michael, do you have any final remarks?

MICHAEL PORTER: Now (ph), if anyone didn't get a copy of the release and needs it, just please call us at 212-564-4700, and we'll get it to you as quickly as we can.

Thank you, and we'll talk to you soon.

JOHN REGAN: Thanks.

MICHAEL PORTER: Bye, bye, now.

OPERATOR: Thank you.

This does conclude today's teleconference.

You may disconnect your lines at this time, and have a wonderful day.

END


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